Amendment to
Transfer Agent Servicing Agreement

THIS AMENDMENT dated as of October 25, 2004 to the Transfer Agent Servicing Agreement dated as of October 19, 2001 (the "Original Agreement"), as subsequently amended, by and between Hotchkis and Wiley Funds, a Delaware business trust, and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company, is made to include the “As Of” Processing Policy as attached, which replaces Exhibit C to the Original Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer in one or more counterparts as of the day and year first written above.

HOTCHKIS AND WILEY FUNDS	U.S. BANCORP FUND SERVICES, LLC

BY: /s/ Nancy D. Celick	By: /s/ Susan C. Weber
Nancy D. Celick	Susan C. Weber
President	Vice President

Hotchkis and Wiley Funds
As Of Processing Policy

Hotchkis and Wiley Funds (the “Funds”) are utilizing the following “as of” policy for reimbursing the Funds for losses for which U.S. Bancorp Fund Services, LLC (“USBFS”) is responsible that are incurred in connection with “as of” transactions, subject to the Funds’ “Procedures for Valuing Portfolio Securities and Assets” (“Pricing Procedures”) and applicable law:

USBFS “As Of” Processing Policy

USBFS will reimburse each Fund for any net material loss that may exist on the Fund’s books and for which USBFS is responsible, at the end of each calendar month.  “Net Material Loss” shall be defined as any remaining loss not previously paid to the Fund, after netting losses against any gains for which USBFS also is responsible, which impacts a Fund's net asset value per share by at least ½ cent. Gains and losses will be reflected on the Fund’s daily share sheet, and the Fund will be reimbursed for any Net Material Loss at least on a monthly basis. USBFS will reset the “as of” ledger each calendar month so that any losses which do not exceed the materiality threshold of ½ cent per share will not be carried forward to the next succeeding month. USBFS will notify Hotchkis and Wiley Capital Management, LLC. (“Adviser”), the adviser to the Funds, on the daily share sheet of any losses for which USBFS may be held accountable.

However, notwithstanding the above USBFS “As Of” Processing Policy, USBFS will promptly reimburse the Fund for any loss for which it is responsible that is equal to, or more than, one cent per share, pursuant to the Pricing Procedures and applicable service agreements between USBFS and the Funds.

In addition, the Funds are utilizing the following policy for reimbursing the Fund for losses for which the Adviser or Distributor is responsible that are incurred in connection with “as of” transactions, subject to the Pricing procedures and applicable law:

ADVISER/DISTRIBUTOR “As Of” Processing Policy

The Adviser/Distributor will seek reimbursement from a broker or dealer that is responsible for a loss to the Fund of more than $100 in connection with an “as of” transaction, and it will pay all of the money it recovers to the Fund.  At the end of each calendar month, the Adviser will reimburse the Fund for any Net Material Loss that may exist on the Fund’s books for which the Adviser is determined to be responsible.  “Net Material Loss” is defined as any remaining loss, after netting losses against any gains for which the Adviser also is responsible and losses reimbursed by brokers or dealers, which impacts the Fund’s net asset value per share by at least % cent.  Gains and losses will be reflected on the Fund’s daily share sheet. USBFS will reset the “as of” ledger each calendar month, so that any net loss that does not exceed the materiality threshold of ½ cent per share will not be carried forward to the next succeeding month.  USBFS will notify the Adviser on the daily share sheet of any losses for which the Adviser may be held accountable.